UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

(Amendment No. 1)

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Subject Company)
QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Person Filing Statement)
________________

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by
American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number of Class of Securities)

Miguel Gomez Eiriz
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, address and telephone number of person authorized toreceive notices and communications on behalf of the person filingstatement)

________________
WITH COPIES TO:
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 Solicitation/Recommendation Statement filed by Quilmes Industrial (Quinsa), Société Anonyme (the “Company”) amends the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 14, 2008 (the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Campanhia de Bebidas das Américas -- AmBev, a Brazilian corporation (“AmBev” or “Offeror”), to purchase any and all outstanding Class A shares and Class B shares (including Class B shares held as American Depository Shares (“ADSs”)) of Quinsa, that are not owned by AmBev or its affiliates at a purchase price of $4.0625 per Class A share or $40.625 per Class B share and $81.25 per ADS, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in Offeror’s offer to purchase, dated December 28, 2007 (the “Offer to Purchase”), and the related letters of transmittal (which, as amended or supplemented from time to time, constitute the “Offer”).

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and restated as follows:

The information set forth under Section 9 “The Offer – Past Contacts, Transactions, Negotiations and Agreements Between AmBev and the Company” in the Offer to Purchase is incorporated herein by reference.  The information set forth under Item 5 “Past Contracts, Transactions, Negotiations and Agreements” and Item 8 “Fairness of the Transaction” in the Schedule 13E-3 filed on January 14, 2008 by the Company (which, as amended from time to time, constitutes the “Schedule 13E-3”), is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Miguel Gomez Eiriz
Name: Miguel Gomez Eiriz
Title: Chief Financial Officer

Dated: January 28, 2008